EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

March 8, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Anti-Trust Authority Notification

On March 7, 2018 the Company received notification from the Anti-Trust Authority (“the Authority”), in which the Anti-Trust Commissioner (“the Commissioner”) is considering determining in accordance with her authority under section 43(A)(5) of the Anti-Trust Law, 1988, (“the Anti Trust Law”), that the Company abused its position in contravention of section 29A(a) and section 29A(b)(3) of the Anti Trust Law, and to apply financial sanctions to the Company and the Company’s CEO for apparent breach of the provisions of section 29 of the Anti Trust Law and of the provisions stated above.

According to the announcement of the Authority, the evidence it has indicates that the Company made apparent use of its market strength as a result of its control of the passive infrastructure and has placed obstacles in the way of new players who wish to use the Company’s passive infrastructure in order to install communications networks that will be used to compete with the Company in the provision of communications services to consumers, such that this was likely to deter them and prevent them from setting up an independent land-based communications network or at least to delay them and limit the scope of the network. According to the announcement, Bezeq’s actions raise concerns of harm to the end consumer. The alleged acts of violation by the Company are blocking access to private areas and demanding the cutting of fibers.

In the light of the foregoing, the Commissioner is considering whether in respect of the two violations the Company abused its monopoly position, contrary to the provisions of the Anti Trust Law, and is considering placing an overall financial sanction on the Company of NIS 30,953,000, and on the Company’s CEO a financial sanction of NIS 736,800.

Prior to the Commissioner exercising her said authority, the Company and the Company’s CEO have been granted a hearing before the Commissioner on May 6, 2018.

It is the intention of the Company and the Company’s CEO to study the Authority’s announcement, to exercise the right of a hearing and to make their arguments to the Commissioner, and they are unable at this stage to assess the results of the proceedings.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.